SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of JANUARY 2024
Commission File Number: 001-06439

SONY GROUP CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
President, Chief Operating Officer and Chief Financial Officer

Date: January 12, 2024

List of materials

Documents attached hereto:

i) Press release: Translation of the Share Buyback Report for the period from December 1, 2023 to December 31, 2023, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on January 12, 2024

[This is a translation of the Share Buyback Report for the period from December 1, 2023 to December 31, 2023, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on January 12, 2024]

Class of Shares: Common Stock

1.	Status of Repurchase
(1) Status of a repurchase pursuant to a resolution approved at a General Meeting of Shareholders
Not applicable

(2) Status of a repurchase pursuant to a resolution approved by the Board of Directors
(as of December 31, 2023)
	Number of Shares		Total Amount (Yen)
Resolution approved by the Board of Directors as of May 17, 2023 (Period of Repurchase: May 18, 2023 to May 17, 2024）	25,000,000 (Maximum)		200,000,000,000 (Maximum)
Repurchases during the reporting month	(Date of repurchase) December 1 December 4 December 5 December 6 December 7 December 8 December 11 December 14 December 18 December 19 December 21	57,500 74,700 68,800 55,600 88,600 91,000 13,200 93,100 4,800 37,200 7,100	732,872,500 936,366,000 869,874,000 715,843,000 1,144,783,000 1,161,590,000 171,004,500 1,200,149,000 62,393,500 481,706,500 92,211,500
Total	―	591,600	7,568,793,500
Total number of shares repurchased as of the end of the reporting month	5,189,600		64,384,017,500
Progress of the repurchase (%)	20.76		32.19
Note 1:
The dates identified above for the “Period of Repurchase” as well as the individual dates of repurchase are trade dates and the numbers of shares repurchased are the number of shares repurchased on such trade dates.

Note 2:
It was resolved by the Board of Directors as of May 17, 2023 that the method of repurchase is expected to be an open market purchase through the Tokyo Stock Exchange based on a discretionary trading contract.

2.	Status of Disposition
(as of December 31, 2023)
	Number of Shares Disposed during the Reporting Month		Total Amount of Disposition (Yen)
Acquired treasury stock offered to subscribers	―	―	―
Total	―	―	―
Acquired treasury stock which was canceled	―	―	―
Total	―	―	―
Acquired treasury stock transferred as a result of a merger, share exchange, partial share exchange or company split	―	―	―
Total	―	―	―
Other (Exercise of stock acquisition rights)	(Date of disposition) December 5 December 6 December 7 December 8 December 11 December 12 December 13 December 14 December 15 December 18 December 19 December 20 December 21	32,100 400 700 1,800 15,000 10,100 112,800 1,800 34,600 4,000 10,800 78,200 22,500	294,383,001 3,668,324 6,419,567 16,507,458 137,562,150 92,625,181 1,034,467,368 16,507,458 317,310,026 36,683,240 99,044,748 717,157,342 206,343,225
Total	―	324,800	2,978,679,088
Other (Acquired treasury stock disposed as restricted stock compensation)	―	―	―
Total	―	―	―
Other (Treasury stock sold due to requests for sale from shareholders holding fractional shares)	(Date of disposition) December 18	4	36,683
Total	―	4	36,683
Total amount	324,804		2,978,715,771
Note:	The book value of the disposed treasury stock is stated in the “Total Amount of Disposition (Yen)” column above.

3.	Status of Shares Held in Treasury
(as of December 31, 2023)
Status as of the end of the reporting month	Number of Shares
Total number of shares issued	1,261,231,889
Number of treasury stock	30,756,717

- EOF -

3